
14005422


RECEIVED
MAR 13 2014

Building Upon Our Strong Reputation



2013 Annual Report


W West Bancorporation

Stockholders' Letter


David D. Nelson

I have often said over the past couple of years that the bad parts of the Company are shrinking, and the good parts of the Company are growing. That continued to be true during 2013.

Our loan portfolio grew 7 percent during 2013. That equals $64 million in additional loans. Our customers' deposits grew by $29 million. We are appreciative of the trust our customers place in us.

A significant development during 2013 was the opening of an office in Rochester, Minnesota. I spent 15 years of my career in the Rochester area and believe that it is an economic bedrock due to the strength of Mayo Clinic, which is based in the city. Because of our existing relationships in that market, we were able to hire four experienced and well-connected bankers, as well as attract community board members described as the "Who's Who of Rochester."

During late 2013, we broke ground for a new office building in Coralville, Iowa. It will serve as our headquarters in eastern Iowa and signifies our belief in the strength of that market. We expect to occupy the building before the end of 2014.

Our focus in all markets continues to be serving our business customers. Our bankers are well trained and coached to seek those businesses that can benefit from a community bank like ours that makes providing the best in financial services to businesses its priority.

We pride ourselves in offering a convenient branch network for our individual customers. In addition to traditional bank loans and deposits, we offer a full complement of mortgage loans and have an experienced and growing personal trust department.

New business development is our priority. Serving our customers is our single focus.

People occasionally ask, "What keeps you up at night?" Currently the two most troubling aspects of our business are increasing regulation and cyber threats.

Although banks generally have been blamed in large part for the recent financial crisis, it seems that regulators and legislators alike have not adequately distinguished between community banks and large, complex money centers and investment banks. Though the regulatory burden placed on community banks can seem daunting and at times unfair, West Bank is committed to allocating the necessary resources to comply with all regulations in a timely and efficient manner.

In terms of cyber threats, as customers increasingly rely on technology to conduct their banking business, criminals continue to search for new ways to steal. The bad guys are from all over the world. Cybercrime has no boundaries. A serious threat is to personal computers used in homes. Unfortunately, many personal users do not think about defending themselves from hackers. They do not invest the money to protect their home computers. We continue to combat cyber threats by educating our employees and customers, utilizing fraud detection software (and encouraging our customers to do the same) and working with industry experts.

West Bank celebrated its 120th birthday during 2013. Not only have we served customers for 120 years, we determined we are the oldest company of any kind headquartered in West Des Moines, Iowa. We look forward to serving our communities for many years to come.

We are optimistic as we look forward to 2014. The economy appears to be slowly improving in spite of the dysfunction in Washington, D.C. and the incessant flow of new regulations. We believe we operate in three of the best markets in the Midwest. Our employees stand ready to serve.

Thank you for your support.



David D. Nelson
Chief Executive Officer and President

Consolidated Condensed Balance Sheets

(dollars in thousands)

	December 31, 2013	December 31, 2012
Assets		
Cash and due from banks	$ 41,126	$ 60,417
Federal funds sold and other short-term investments	1,299	111,057
Cash and cash equivalents	**42,425**	**171,474**
Securities available for sale	345,216	292,314
Federal Home Loan Bank stock, at cost	11,851	11,789
Loans held for sale	2,230	3,363
Loans	991,720	927,401
Allowance for loan losses	(13,791)	(15,529)
Loans, net	**977,929**	**911,872**
Premises and equipment, net	7,487	5,609
Accrued interest receivable	4,007	3,652
Bank-owned life insurance	26,376	25,730
Other real estate owned	5,800	8,304
Deferred tax assets, net	9,193	6,991
Other assets	9,890	7,077
Total assets	**$ 1,442,404**	**$ 1,448,175**
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing demand	$ 332,230	$ 367,281
Interest-bearing demand	233,613	160,745
Savings	451,855	428,710
Time of $100,000 or more	83,653	100,627
Other time	62,491	77,213
Total deposits	**1,163,842**	**1,134,576**
Federal funds purchased and securities sold under agreements to repurchase	16,622	55,596
Subordinated notes	20,619	20,619
Federal Home Loan Bank advances, net of discount	95,392	93,890
Long-term debt	15,935	-
Accrued expenses and other liabilities	6,369	8,907
Total liabilities	**1,318,779**	**1,313,588**
Stockholders' Equity		
Preferred stock, $0.01 par value; authorized 50,000,000 shares; no shares issued and outstanding at December 31, 2013 and 2012	-	-
Common stock, no par value; authorized 50,000,000 shares; 15,976,204 and 17,403,882 shares issued and outstanding at December 31, 2013 and 2012, respectively	3,000	3,000
Additional paid-in capital	18,411	33,805
Retained earnings	105,752	95,856
Accumulated other comprehensive income (loss)	(3,538)	1,926
Total stockholders' equity	**123,625**	**134,587**
Total liabilities and stockholders' equity	**$ 1,442,404**	**$ 1,448,175**

Consolidated Condensed Statements of Income

(dollars in thousands, except per share data)

	Years Ended December 31,		
	2013	2012	2011
Interest Income			
Loans, including fees	$44,992	$44,277	$46,640
Securities:			
Taxable securities	5,173	4,240	4,193
Tax-exempt securities	2,457	1,954	2,252
Federal funds sold and other short-term investments	119	191	234
Total interest income	**52,741**	**50,662**	**53,319**
Interest Expense			
Deposits	3,413	4,535	6,941
Short-term borrowings	89	114	174
Subordinated notes	711	751	715
Federal Home Loan Bank advances	2,657	4,064	4,087
Long-term debt	188	-	-
Total interest expense	**7,058**	**9,464**	**11,917**
Net interest income	**45,683**	**41,198**	**41,402**
Provision for Loan Losses	(850)	625	550
Net interest income after provision for loan losses	**46,533**	**40,573**	**40,852**
Noninterest Income			
Service charges on deposit accounts	2,923	3,009	3,244
Debit card usage fees	1,787	1,586	1,453
Trust services	997	817	792
Gains and fees on sales of residential mortgages	1,275	3,104	1,454
Increase in cash value of bank-owned life insurance	646	737	884
Gain from bank-owned life insurance	-	841	637
Investment securities impairment losses	-	(203)	(99)
Realized investment securities gains, net	-	246	-
Other income	875	857	996
Total noninterest income	**8,503**	**10,994**	**9,361**
Noninterest Expense			
Salaries and employee benefits	15,757	14,532	13,194
Occupancy	3,906	3,519	3,342
Data processing	2,030	2,070	1,921
FDIC insurance expense	733	672	1,298
Other real estate owned expense	1,359	1,491	2,883
Other expenses	7,040	6,508	6,235
Total noninterest expense	**30,825**	**28,792**	**28,873**
Income before income taxes	**24,211**	**22,775**	**21,340**
Income Taxes	7,320	6,764	6,072
Net income	**16,891**	**16,011**	**15,268**
Preferred stock dividends and accretion of discount	-	-	(2,387)
Net income available to common stockholders	**$16,891**	**$16,011**	**$12,881**
Earnings per Common Share			
Basic earnings per common share	$ 1.02	$ 0.92	$ 0.74
Diluted earnings per common share	$ 1.02	$ 0.92	$ 0.74

Stock Information

West Bancorporation's common stock is traded on the Nasdaq Global Select Market and quotations are furnished by the Nasdaq System. We had 220 common stockholders of record on December 31, 2013, and an estimated 1,060 additional nonobjecting beneficial holders whose stock was held in street name by brokerage houses.

Market and Dividend Information [1]

	High	Low	Dividends
2013			
4th quarter	$ 16.64	$13.34	$ 0.11
3rd quarter	14.50	11.74	0.11
2nd quarter	12.27	10.10	0.10
1st quarter	11.72	10.46	0.10
Total			**$ 0.42**
2012			
4th quarter	$ 12.29	$ 9.75	$ 0.10
3rd quarter	12.35	9.38	0.10
2nd quarter	10.22	9.02	0.08
1st quarter	10.46	8.71	0.08
Total			**$ 0.36**

(1) The prices shown are the high and low sale prices for the Company's common stock. The market quotations, reported by Nasdaq, do not include retail markup, markdown or commissions.

Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be available on the Securities and Exchange Commission's website at www.sec.gov and through a link on the Company's website, www.westbankstrong.com, at Investor Relations, SEC Filings. A copy of the annual report can also be obtained upon request to Alice Jensen at 515-222-2300 or ajensen@westbankstrong.com.

Transfer Agent/Dividend Paying Agent

ist Shareholder Services
433 S. Carlton Ave.
Wheaton, Illinois 60187
800-757-5755
www.istshareholderservices.com

Forward-Looking Statements

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meanings of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report. These forward-looking statements are generally identified by the words "believes," "expects," "intends," "anticipates," "projects," "future," "may," "should," "will," "strategy," "plan," "opportunity," "will be," "will likely result," "will continue," or similar references, or references to estimates, predictions or future events. Such forward-looking statements are based upon certain underlying assumptions, risks and uncertainties. Because of the possibility that the underlying assumptions are incorrect or do not materialize as expected in the future, actual results could differ materially from these forward-looking statements. Risks and uncertainties that may affect future results include: interest rate risk; competitive pressures; pricing pressures on loans and deposits; changes in credit and other risks posed by the Company's loan and investment portfolios, including declines in commercial or residential real estate values or changes in the allowance for loan losses dictated by new market conditions or regulatory requirements; actions of bank and nonbank competitors; changes in local and national economic conditions; changes in regulatory requirements, limitations and costs; changes in customers' acceptance of the Company's products and services; and any other risks described in sections of this and other reports made by the Company. The Company undertakes no obligation to revise or update such forward-looking statements to reflect current or future events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Condensed Statements of Stockholders' Equity

(dollars in thousands, except per share data)

Years Ended December 31, 2013, 2012 and 2011	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2010	$34,508	$3,000	$34,387	$ 76,188	$(2,647)	$145,436
Net income	-	-		15,268	-	15,268
Other comprehensive income, net of tax	-	-	-	-	3,301	3,301
Preferred stock discount accretion	1,492	-	-	(1,492)	-	-
Redemption of preferred stock	(36,000)	-	-	-	-	(36,000)
Repurchase of common stock warrant	-	-	(700)	-	-	(700)
Cash dividends declared,						
$0.17 per common share	-	-	-	(2,959)	-	(2,959)
Preferred stock dividends declared	-	-	-	(895)	-	(895)
Balance, December 31, 2011	-	3,000	33,687	86,110	654	123,451
Net income	-	-	-	16,011	-	16,011
Other comprehensive income, net of tax	-	-	-	-	1,272	1,272
Cash dividends declared,						
$0.36 per common share	-	-	-	(6,265)	-	(6,265)
Stock-based compensation costs	-	-	118	-	-	118
Balance, December 31, 2012	-	3,000	33,805	95,856	1,926	134,587
Net income	-	-	-	16,891	-	16,891
Other comprehensive loss, net of tax	-	-	-	-	(5,464)	(5,464)
Cash dividends declared,						
$0.42 per common share	-	-	-	(6,995)	-	(6,995)
Repurchase and cancellation of common stock	-	-	(15,774)	-	-	(15,774)
Stock-based compensation costs	-	-	378	-	-	378
Issuance of common stock upon vesting of restricted stock units, net of shares withheld for payroll taxes	-	-	(14)	-	-	(14)
Excess tax benefits from vesting of restricted stock units	-	-	16	-	-	16
Balance, December 31, 2013	$ -	$3,000	$18,411	$105,752	$(3,538)	$123,625

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of West Bancorporation, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc. and subsidiary as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income (not presented herein), stockholders' equity, and cash flows (not presented herein) for each of the three years in the period ended December 31, 2013, and in our report dated March 6, 2014, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing in this report is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

McGladrey LLP

Des Moines, Iowa | March 6, 2014

Financial Highlights

(dollars in thousands, except per share data)

	2013	2012	2011	2010	2009
Year-End Balances					
Assets	$1,442,404	$1,448,175	$1,269,524	$1,305,463	$1,575,054
Investment securities	357,067	304,103	294,497	267,537	351,269
Loans	991,720	927,401	838,959	888,649	1,020,710
Nonperforming loans	2,915	7,256	10,693	12,930	26,317
Other real estate owned	5,800	8,304	10,967	19,193	25,350
Deposits	1,163,842	1,134,576	957,373	972,072	1,246,617
Stockholders' equity	123,625	134,587	123,451	145,436	133,059
Average Balances					
Assets	$1,445,773	$1,326,408	$1,295,313	$1,558,461	$1,618,557
Investment securities	369,088	317,615	266,031	301,124	230,821
Loans	949,775	854,860	849,115	960,227	1,098,520
Deposits	1,131,264	995,694	961,488	1,218,997	1,231,597
Stockholders' equity	127,789	129,795	135,520	141,079	143,163
Results of Operations					
Net interest income	$ 45,683	$ 41,198	$ 41,402	$ 42,120	$ 41,094
Provision for loan losses	(850)	625	550	6,050	24,500
Noninterest income	8,503	10,994	9,361	10,387	8,904
Noninterest expense	30,825	28,792	28,873	27,744	37,905
Income (loss) before income taxes from continuing operations	24,211	22,775	21,340	18,713	(12,407)
Income (loss) from continuing operations	16,891	16,011	15,268	13,383	(5,051)
Income (loss) from discontinued operations	-	-	-	-	(9,566)
Net income (loss)	16,891	16,011	15,268	13,383	(14,617)
Net income (loss) available to common stockholders	16,891	16,011	12,881	11,099	(16,893)
Per Common Share					
Net income (loss) - basic	$ 1.02	$ 0.92	$ 0.74	$ 0.64	$ (0.97)
Net income (loss) - diluted	1.02	0.92	0.74	0.64	(0.97)
Dividends	0.42	0.36	0.17	0.05	0.09
Book value	7.74	7.73	7.09	6.37	5.69
Closing price	15.82	10.78	9.58	7.79	4.93
Ratios					
Return on average equity	13.22%	12.34%	11.27%	9.49%	(10.21)%
Return on average assets	1.17%	1.21%	1.18%	0.86%	(0.90)%
Texas ratio	7.69%	11.25%	16.33%	25.76%	44.91%
Efficiency ratio	52.55%	50.83%	49.27%	47.28%	45.30%
Net interest margin	3.48%	3.42%	3.58%	3.04%	2.86%
Average equity as % of average assets	8.84%	9.79%	10.46%	9.05%	8.85%
Allowance for loan losses as % of loans	1.39%	1.67%	2.00%	2.15%	1.87%
Net charge-offs as % of average loans	0.09%	0.22%	0.34%	0.63%	1.89%
Nonperforming loans as % of loans	0.29%	0.78%	1.27%	1.46%	2.58%
Tangible common equity to tangible assets	8.57%	9.29%	9.72%	8.49%	6.27%

Boards of Directors

West Bancorporation, Inc. and Subsidiary

Frank Berlin*
Thomas Carlstrom*
Joyce Chapman*
Steven Gaer*
Mike Gerdin*
Douglas Gulling**
Kaye Lozier*
Sean McMurray*
David Milligan*
George Milligan*
David Nelson*
James Noyce*
Harlee Olafson**
Robert Pulver*
Lou Ann Sandburg*
Brad Winterbottom**
Jason Worth*

* Director of West Bancorporation, Inc. and West Bank ** Director of West Bank

Central Iowa Community Board

Chad Airhart
Mary Cownie
Jerry Deegan
Darin Ferguson
Ryan Flynn
Kevin Grimm
Greg LaMair
Gene Loffredo
Kirk Tyler
Victoria Veiock
Mark Wackerbarth
Nancy Williams
Jeff Yurgae
Phillip Yurgae

Eastern Iowa Community Board

Jill Armstrong
Kevin Digmann
William Meardon
Mark Mysnyk
William Nusser, Jr.
Charles Skaugstad, Jr.

Southeastern Minnesota Community Board

Nancy Brataas
Gus Chafoulias
Pat Deustch
Greg Groves
Norb Harrington
Hal Henderson
A. M. Sandy Keith
Charlie Kuehn
Dick Kuehn
James McPeak, Sr.
Dave Pederson
Joe Powers
Peter Schuller
Ed Stanley
Tim Weir

Branch Locations

Central Iowa

Main Bank
1601 22nd St.
West Des Moines

Grand Branch
125 Grand Ave.
West Des Moines

City Center Branch
809 6th Ave.
Des Moines

East Branch
2440 E. Euclid Ave.
Des Moines

North Branch
3839 Merle Hay Rd.
Des Moines

South Branch
3920 SW 9th St.
Des Moines

Urbandale Branch
3255 99th St.
Urbandale

Waukee Branch
955 E. Hickman Rd.
Waukee

Eastern Iowa

Downtown Branch
229 S. Dubuque St.
Iowa City

Lower Muscatine Branch
1910 Lower Muscatine Rd.
Iowa City

Coralville Branch
1150 5th St.
Suite 170
Coralville

Southeastern Minnesota

Rochester Branch
3147 Superior Dr. NW
Suite 100
Rochester


W
West Bancorporation